UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of May, 2018
Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒           Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: May 10, 2018	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

Intertape Polymer Group Reports 2018 First Quarter Results

•	First quarter 2018 results reflect seasonality in-line with expectations

•	Annual guidance on track

MONTREAL, QUEBEC and SARASOTA, FLORIDA - May 10, 2018 - Intertape Polymer Group Inc. (TSX:ITP) (the "Company") today released results for its first quarter ended March 31, 2018. All amounts in this press release are denominated in US dollars unless otherwise indicated and all percentages are calculated on unrounded numbers. For more information, you may refer to the Company's management's discussion and analysis and unaudited interim condensed consolidated financial statements and notes thereto as of and for the three months ended March 31, 2018 ("Financial Statements").

First Quarter 2018 Highlights (as compared to first quarter 2017):

•	Revenue increased 14.5% to $237.2 million primarily due to additional revenue from the Cantech Acquisition(1) and an increase in average selling price, including the impact of product mix.

•
Gross margin decreased to 21.3% from 23.7% primarily due to the non-recurrence of insurance proceeds related to the South Carolina Flood ("Insurance Proceeds")(2) of $2.1 million, and an increase in average freight costs. Gross margin in the first quarter of 2017 would have been 22.7% excluding the impact of the Insurance Proceeds.

•
Selling, general and administrative expenses ("SG&A") increased 12.1% to $29.1 million primarily due to an increase in employee related costs, including salaries and other short-term benefits, to support growth initiatives and additional SG&A from the Cantech Acquisition.

•
Net earnings attributable to the Company shareholders ("IPG Net Earnings") decreased $2.1 million to $11.4 million, primarily due to the increase in SG&A and other finance costs, partially offset by a decrease in income tax expense and an increase in gross profit.

•
Adjusted EBITDA(3) decreased 0.6% to $30.2 million primarily due to an increase in SG&A and the non-recurrence of Insurance Proceeds of $2.1 million realized in the first quarter of 2017, partially offset by adjusted EBITDA contributed by Cantech and an increase in gross profit. Excluding the Insurance Proceeds, adjusted EBITDA for the first quarter of 2018 increased by almost 7% compared to the first quarter of 2017.

•	Cash flows from operating activities decreased $9.5 million to an outflow of $20.1 million primarily due to a decrease in cash flows from working capital items.

•	Free cash flows(3) decreased by $5.8 million to negative $38.5 million primarily due to a decrease in cash flows from operating activities.

(1)
"Cantech Acquisition" refers to the acquisition by the Company of substantially all of the assets of Canadian Technical Tape Ltd. (doing business as "Cantech"), which includes the shares of Cantech Industries Inc., Cantech's US subsidiary, on July 1, 2017.

(2)
“South Carolina Flood” refers to significant rainfall and subsequent severe flooding on October 4, 2015 that resulted in considerable damage to and the permanent closure of the Columbia, South Carolina manufacturing facility eight to nine months in advance of the planned shut down. "Insurance Proceeds" refers to insurance claim settlement proceeds totalling $29.5 million, net of a $0.5 million deductible, covering most of the claimed losses associated with the South Carolina Flood. The Company recorded proceeds as a benefit in manufacturing facility closures, restructuring and other related charges totalling $5.0 million, $0.5 million and $9.3 million in the fourth quarter of 2015, second and fourth quarters of 2016, respectively, and as a benefit in cost of sales totalling $4.5 million, $8.1 million, and $2.1 million in the second and fourth quarters of 2016 and the first quarter of 2017, respectively.

(3)	Non-GAAP financial measure. For definitions and reconciliations of non-GAAP financial measures to their most directly comparable GAAP financial measures, see “Non-GAAP Financial Measures” below.

Other Highlights:

•
On May 9, 2018, the Board of Directors declared a quarterly cash dividend of $0.14 per common share payable on June 29, 2018 to shareholders of record at the close of business on June 15, 2018. These dividends will be designated by the Company as "eligible dividends" as defined in Subsection 89(1) of the Income Tax Act (Canada).

“First quarter results were in-line with our expectations both with respect to our normal business seasonality as well as the sequential decrease in gross margin. We were very pleased with a solid 14.5% year-over-year increase in revenue supported mainly by the contribution from the Cantech Acquisition and the increase in average selling price. Adjusted EBITDA was up almost 7% over the first quarter of 2017, excluding the Insurance Proceeds from last year. With respect to gross margin at 21.3% for the quarter, we expected some temporary compression in the spread between selling prices and raw material costs. We have announced increases in selling prices that are having a positive effect in the second quarter of 2018,” said Greg Yull, President and CEO.

“During the quarter, capital expenditures reached just over $18 million and, we believe, are on track to remain near record levels this year. We continued to successfully leverage our new Midland, North Carolina manufacturing facility and we are pleased by the progress of our capital projects, including two of our largest projects currently being executed in India. We expect these two significant projects to be completed in the first half of 2019. As such, we believe that the large investment in the Indian projects as well as other capital projects in 2017 and 2018 should fully contribute to our results by the end of 2019 with the full annual benefit achieved in 2020. The same timing is expected for the full run-rate synergies of $2 to $4 million related to the integration of the Cantech Acquisition, which is progressing successfully as planned.

“Based on our first quarter results and outlook, we remain confident in achieving our financial goals for the year,” concluded Mr. Yull.

Outlook

The Company's expectations for the fiscal year remain unchanged from those set out in the Company’s December 31, 2017 Management's Discussion & Analysis ("MD&A") and are as follows:

•
Revenue growth in 2018 is expected to be similar to that experienced in 2017, excluding the impact of any merger and acquisitions activity that takes place in 2018, and any significant fluctuations in selling prices caused by unforeseen variations in raw material prices.

•
Adjusted EBITDA for 2018 is expected to be between $135 and $145 million. As in previous years, the Company expects adjusted EBITDA to be proportionately higher in the second, third and fourth quarters of the year relative to the first quarter due to the effects of normal seasonality.

•	Total capital expenditures for 2018 are expected to be between $80 and $90 million.

•
The Company expects an 18% to 23% effective tax rate for 2018 and cash taxes paid in 2018 to be less than one third of the income tax expense in 2018. These expectations exclude the potential impact of changes in the mix of earnings between jurisdictions and any new guidance or legislative revisions made with respect to the Tax Cuts and Jobs Act enacted into law in the United States on December 22, 2017.

The Company's expectations for the second quarter of 2018 are as follows:

•	Revenue and adjusted EBITDA in the second quarter of 2018 are expected to be greater than in the second quarter of 2017.

Conference Call

A conference call to discuss the Company's 2018 first quarter results will be held Thursday, May 10, 2018, at 10 A.M. Eastern Time. Participants may dial 877-291-4570 (USA & Canada) and 647-788-4919 (International).

AN ACCOMPANYING PRESENTATION WILL ALSO BE AVAILABLE. PLEASE CLICK THE LINK OR TYPE INTO YOUR BROWSER TO ACCESS:

https://www.itape.com/investor%20relations/events%20and%20presentations/investor%20presentations

You may access a replay of the call by dialing 800-585-8367 (USA & Canada) or 416-621-4642 (International) and entering Access Code 6864098. The recording will be available from May 10, 2018 at 1:00 P.M. until June 10, 2018 at 11:59 P.M. Eastern Time.

About Intertape Polymer Group Inc.

Intertape Polymer Group Inc. is a recognized leader in the development, manufacture and sale of a variety of paper and film based pressure-sensitive and water-activated tapes, polyethylene and specialized polyolefin films, woven coated fabrics and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota, Florida, the Company employs approximately 2,600 employees with operations in 19 locations, including 13 manufacturing facilities in North America and one each in Europe and Asia.

For information about the Company, visit www.itape.com.

Forward-Looking Statements

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, "forward-looking statements"), which are made in reliance upon the protections provided by such legislation for forward-looking statements. All statements other than statements of historical facts included in this press release, including statements regarding dividends; the Company’s expected strategic and financial benefits from its ongoing capital investment and merger and acquisition programs; the increase of the Company's capacity at the manufacturing facility in Midland, North Carolina; seasonality; temporary compression in the spread between, and the anticipated impact of, selling price and raw material cost increases; the Company's second quarter and full year 2018 outlook, including adjusted EBITDA, gross margin, cash flows, capital expenditures, effective tax rate and income tax expenses and revenue, may constitute forward-looking statements. These forward-looking statements are based on current beliefs, assumptions, expectations, estimates, forecasts and projections made by the Company's management. Words such as "may," "will," "should," "expect," "continue," "intend," "estimate," "anticipate," "plan," "foresee," "believe" or "seek" or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: business conditions and growth or declines in the Company's industry, the Company's customers' industries and the general economy; the anticipated benefits from the Company's greenfield projects and manufacturing facility expansions; the impact of selling price increases; the impact of fluctuations in raw material prices and freight costs; the anticipated benefits from the Company's acquisitions and partnerships; the anticipated benefits from the Company's capital expenditures; the quality and market reception of the Company's products; the Company's anticipated business strategies; risks and costs inherent in litigation; the Company's ability to maintain and improve quality and customer service; anticipated trends in the Company's business; anticipated cash flows from the Company's operations; availability of funds under the Company's Revolving Credit Facility; and the Company's ability to continue to control costs. The Company can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read "Item 3 Key Information - Risk Factors", "Item 5 Operating and Financial Review and Prospects (Management's Discussion & Analysis)" and statements located elsewhere in the Company's annual report on Form 20-F for the year ended December 31, 2017 and the other statements and factors contained in the Company's filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of these forward-looking statements speaks only as of the date of this press release. The Company will not update these statements unless applicable securities laws require it to do so.

Note to readers: Complete consolidated financial statements and MD&A are available on the Company's website at www.itape.com in the Investor Relations section or under the Company's profile on SEDAR at www.sedar.com.

FOR FURTHER INFORMATION PLEASE CONTACT:
MaisonBrison Communications
Pierre Boucher
514-731-0000

Intertape Polymer Group Inc.
Consolidated Earnings
Periods ended March 31,
(In thousands of US dollars, except per share amounts)
(Unaudited)

	Three months ended March 31,
	2018	2017
	$	$
Revenue	237,229	207,120
Cost of sales	186,777	157,980
Gross profit	50,452	49,140
Selling, general and administrative expenses	29,123	25,974
Research expenses	3,221	2,978
	32,344	28,952
Operating profit before manufacturing facility closures, restructuring and other related charges	18,108	20,188
Manufacturing facility closures, restructuring and other related charges	107	267
Operating profit	18,001	19,921
Finance costs
Interest	2,462	1,148
Other expense, net	1,125	428
	3,587	1,576
Earnings before income tax expense	14,414	18,345
Income tax expense
Current	988	2,693
Deferred	2,132	2,219
	3,120	4,912
Net earnings	11,294	13,433
IPG Net Earnings	11,359	13,462
Non-controlling interests	(65)	(29)
	11,294	13,433
IPG Net Earnings per share
Basic	0.19	0.23
Diluted	0.19	0.22

Intertape Polymer Group Inc.
Consolidated Cash Flows
Periods ended March 31,
(In thousands of US dollars)
(Unaudited)

	Three months ended March 31,
	2018	2017
	$	$
OPERATING ACTIVITIES
Net earnings	11,294	13,433
Adjustments to net earnings
Depreciation and amortization	10,059	8,275
Income tax expense	3,120	4,912
Interest expense	2,462	1,148
Share-based compensation expense	410	1,188
Loss on foreign exchange	769	191
Pension and other post-retirement expense related to defined benefit plans	726	685
Other adjustments for non-cash items	664	(358)
Income taxes paid, net	(22)	(301)
Contributions to defined benefit plans	(512)	(593)
Cash flows from operating activities before changes in working capital items	28,970	28,580
Changes in working capital items
Trade receivables	(4,811)	(2,230)
Inventories	(22,853)	(9,428)
Parts and supplies	(477)	(607)
Other current assets	(82)	2,445
Accounts payable and accrued liabilities and share-based compensation liabilities, current	(20,795)	(28,459)
Provisions	(82)	(879)
	(49,100)	(39,158)
Cash flows from operating activities	(20,130)	(10,578)
INVESTING ACTIVITIES
Purchases of property, plant and equipment	(18,396)	(22,124)
Other investing activities	(156)	19
Cash flows from investing activities	(18,552)	(22,105)
FINANCING ACTIVITIES
Proceeds from borrowings	101,323	39,511
Repayment of borrowings	(55,236)	(14,208)
Interest paid	(2,350)	(1,208)
Dividends paid	(8,333)	(8,316)
Other financing activities	70	14
Cash flows from financing activities	35,474	15,793
Net decrease in cash	(3,208)	(16,890)
Effect of foreign exchange differences on cash	(807)	40
Cash, beginning of period	9,093	20,956
Cash, end of period	5,078	4,106

Intertape Polymer Group Inc.
Consolidated Balance Sheets
As of
(In thousands of US dollars)

	March 31, 2018	December 31, 2017
	(Unaudited)	(Audited)
	$	$
ASSETS
Current assets
Cash	5,078	9,093
Trade receivables	111,285	106,634
Inventories	150,151	128,233
Parts and supplies	19,007	18,571
Other current assets	16,166	16,188
	301,687	278,719
Property, plant and equipment	318,776	313,520
Goodwill	41,049	41,690
Intangible assets	45,801	47,318
Deferred tax assets	26,835	27,627
Other assets	10,023	6,998
Total assets	744,171	715,872
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	85,554	104,812
Share-based compensation liabilities, current	8,465	10,265
Call option redemption liability	12,479	12,725
Provisions, current	567	657
Borrowings, current	13,971	14,979
	121,036	143,438
Borrowings, non-current	309,944	264,484
Pension, post-retirement and other long-term employee benefits	29,421	29,298
Share-based compensation liabilities, non-current	2,220	4,984
Deferred tax liabilities	16,487	13,769
Provisions, non-current	3,211	3,221
Other liabilities	3,128	1,956
	485,447	461,150
EQUITY
Capital stock	350,856	350,759
Contributed surplus	17,411	17,530
Deficit	(103,744)	(106,687)
Accumulated other comprehensive loss	(12,322)	(13,469)
Total equity attributable to Company shareholders	252,201	248,133
Non-controlling interests	6,523	6,589
Total equity	258,724	254,722
Total liabilities and equity	744,171	715,872

Non-GAAP Financial Measures

This press release contains certain non-GAAP financial measures as defined under applicable securities legislation, including EBITDA, adjusted EBITDA, and free cash flows. In determining these measures, the Company excludes certain items which are otherwise included in determining the comparable GAAP financial measures. The Company believes such non-GAAP financial measures improve the period-to-period comparability of the Company’s results and provide investors with more insight into, and an additional tool to understand and assess, the performance of the Company's ongoing core business operations. As required by applicable securities legislation, the Company has provided definitions of those measures and reconciliations of those measures to the most directly comparable GAAP financial measures. Investors and other readers are encouraged to review the related GAAP financial measures and the reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures set forth below and should consider non-GAAP financial measures only as a supplement to, and not as a substitute for or as a superior measure to, measures of financial performance prepared in accordance with GAAP.

EBITDA and Adjusted EBITDA

A reconciliation of the Company’s EBITDA, a non-GAAP financial measure, to net earnings (loss), the most directly comparable GAAP financial measure, is set out in the EBITDA reconciliation table below. EBITDA should not be construed as earnings (loss) before income taxes, net earnings (loss) or cash flows from operating activities as determined by GAAP. The Company defines EBITDA as net earnings (loss) before (i) interest and other finance costs (income); (ii) income tax expense (benefit); (iii) amortization of intangible assets; and (iv) depreciation of property, plant and equipment. The Company defines adjusted EBITDA as EBITDA before (i) manufacturing facility closures, restructuring and other related charges (recoveries); (ii) advisory fees and other costs associated with mergers and acquisitions activity, including due diligence, integration and certain non-cash purchase price accounting adjustments ("M&A Costs"); (iii) share-based compensation expense (benefit); (iv) impairment of goodwill; (v) impairment (reversal of impairment) of long-lived assets and other assets; (vi) write-down on assets classified as held-for-sale; (vii) loss (gain) on disposal of property, plant and equipment; and (viii) other discrete items as shown in the table below. The terms "EBITDA" and "adjusted EBITDA" do not have any standardized meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA and adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flows from operating activities or as alternatives to net earnings (loss) as indicators of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because it believes that they allow investors to make a more meaningful comparison between periods of the Company’s performance, underlying business trends and the Company’s ongoing operations. The Company further believes these measures may be useful in comparing its operating performance with the performance of other companies that may have different financing and capital structures, and tax rates. Adjusted EBITDA excludes costs that are not considered by management to be representative of the Company’s underlying core operating performance, including certain non-operating expenses, non-cash expenses and non-recurring expenses. In addition, EBITDA and adjusted EBITDA are used by management to set targets and are metrics that, among others, can be used by the Company’s Human Resources and Compensation Committee to establish performance bonus metrics and payout, and by the Company’s lenders and investors to evaluate the Company’s performance and ability to service its debt, finance capital expenditures and acquisitions, and provide for the payment of dividends to shareholders. The Company experiences normal business seasonality that typically results in adjusted EBITDA that is proportionately higher in the second, third and fourth quarters of the year relative to the first quarter.

EBITDA and Adjusted EBITDA Reconciliation to Net Earnings
(In millions of US dollars)
(Unaudited)

	Three months ended
	March 31, 2018	March 31, 2017
	$	$
Net earnings	11.3	13.4
Interest and other finance costs	3.6	1.6
Income tax expense	3.1	4.9
Depreciation and amortization	10.1	8.3
EBITDA	28.1	28.2
Manufacturing facility closures, restructuring and other related charges	0.1	0.3
M&A Costs	1.5	0.7
Share-based compensation expense	0.4	1.2
Impairment of long-lived assets and other assets	—	—
Loss on disposal of property, plant and equipment	0.1	—
Adjusted EBITDA	30.2	30.4

Free Cash Flows

Free cash flows is defined by the Company as cash flows from operating activities less purchases of property, plant and equipment.
The Company is reporting free cash flows, a non-GAAP financial measure, because it is used by management and investors in evaluating the Company’s performance and liquidity. Free cash flows does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Free cash flows should not be interpreted to represent the total cash movement for the period as described in the Company's Financial Statements, or to represent residual cash flow available for discretionary purposes, as it excludes other mandatory expenditures such as debt service.
A reconciliation of free cash flows to cash flows from operating activities, the most directly comparable GAAP financial measure, is set forth below.

Free Cash Flows Reconciliation to Cash Flows from Operating Activities
(In millions of US dollars)
(Unaudited)

	Three months ended
	March 31, 2018	March 31, 2017
	$	$
Cash flows from operating activities	(20.1)	(10.6)
Less purchases of property, plant and equipment	(18.4)	(22.1)
Free cash flows	(38.5)	(32.7)